INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

May 2016

Dear Fellow Swift Transportation Shareholder:

Swift Transportation's **[NYSE: SWFT]** board of directors has repeatedly ignored calls by a majority of public shareholders to eliminate the company's dual class stock structure and failed to reign in the excessive and risky stock pledging by CEO Jerry Moyes. Accordingly, we urge you to:

- **Vote "FOR" Item 4** in support of a resolution calling on the company to develop a recapitalization plan to replace the current dual class stock structure with a one-share, one-system vote. This proposal has been overwhelmingly endorsed receiving ~80% of votes cast by the company's public shareholders at the last two annual meetings. The current system grants CEO and founder Jerry Moyes majority control of the company in which he owns a minority stake.

- **"WITHHOLD" from Audit Committee members Richard Dozer, Jose Cardenas, David Vander Ploeg and Glenn Brown** for allowing CEO Moyes to pledge more than a quarter of all outstanding shares as collateral for personal loans, which has created material, financial risk for shareholders and established potential conflicts of interest. As *The Wall Street Journal* reported in its January 28, 2016 front page story, "A Board Struggles with its CEO's Borrowing" the board waived restrictions in its Securities Trading Policy to allow Moyes to pledge additional shares when a 52% drop in Swift's stock price in 2015 triggered margin calls for Moyes. The board also announced a share buyback program, which helped alleviate margin pressure for Moyes via a stronger near-term stock price. These directors -- comprising the entire independent slate of board members -- bear responsibility for the repeated failure to act upon the creation of a single class of stock despite strong majority support for the reform from public shareholders.

Swift's Dual Class System is a Vehicle for Moyes' Control, Lacks Economic Justification and is Rampant with Conflict of Interest Risks

Along with certain affiliated entities, Moyes controls 60% of the voting power despite holding approximately 45% of the company's outstanding stock, owing to his exclusive holding of the Class B common stock, which carries two votes per share, and his 11% share of the publicly-traded Class A common stock.

This wholly undemocratic structure grants Moyes control over all matters submitted for stockholders' approval, such as electing directors and approving transactions such as a change of control. Indeed, Swift's 2016 annual report details a number of "Conflicts of Interest Risks" associated with the dual class structure. This includes the potential to "adversely impact the trading

Letter to Swift Transportation Shareholders
May 2016
Page 2

price" of publicly-traded shares; "delay or prevent a change of control, including a merger, consolidation or other business"; or otherwise "discouraging a potential acquirer from making a tender offer" or proposal. Board independence is hampered further by the long-standing ties that independent chair Dozer shares with Moyes and by having just four independent directors set against two insiders[1]. We note that from 1995 to 2006, Dozer served as president of the Arizona Diamondbacks, in which Moyes is a minority owner.

Swift's dual class stock structure also lacks any economic justification. Swift is not a start-up company, where investors may tolerate a dual class structure on the grounds that it provides valuable capital while incubating or preserving the creative vision of the founder that is a central value proposition for all investors. Rather, Swift was founded in 1966 and has been in operation under Jerry Moyes' leadership in one capacity or another since that time – as both a publicly traded and privately-held company. As Swift and our company's CEO celebrate their 50th year in the trucking business, our board should be focused less on protecting the founder and more on succession planning, a process that is frustrated by the fact the CEO is also the controlling shareholder. A plan to recapitalize and eliminate the dual class system would allow the board to exert more independence in planning for the future and addressing the CEO's excessive level of stock pledging.

Moyes Has Pledged More Than a Quarter of Outstanding Shares for Personal Loans

According to the company's April 2016 proxy statement, Moyes has borrowed against and pledged 38.5 million shares, representing 28.3% of the company's outstanding shares, 63.5% of Moyes' holdings, and 4.5 million more shares than last year. Critically, the vast majority of these pledged shares are not subject to any pledging limitation or policy whatsoever. The company's Securities Trading Policy covers only the 9.3 million shares pledged on margin; the remaining 29.2 million shares pledged to collateralize other loan arrangements are free of any restrictions or limitations. The majority of these loans are relatively short in duration (two years or less typically) and due for refinancing or repayment this year, which may expose shareholders to additional risk.

Notably, following publication of this year's proxy statement, Moyes disclosed he had distributed 2 million Class B shares to family members, who in turn pledged those shares as collateral for an undisclosed settlement between Moyes and the National Hockey League. The NHL and Moyes have been party to a long-running legal dispute stemming from the bankruptcy of the Phoenix Coyotes, of which Moyes was the majority owner at the time. If we also include the additional 6.7 million shares that are subject to a sale and repurchase agreement (or repo) coming due in 2016, and which stems from a previous margin call in 2012, of the 60.6 million shares attributed to Moyes in the proxy statement, then a total of 47.2 million shares, or 78% of Moyes' holdings, are being used to support Moyes' personal loans. At current trading, this represents approximately $860 million in stock out of a total market capitalization of $2.42 billion and approximately 20 times the company's daily average trading volume.

[1] According to a 2013 study by Ernst & Young, the average mid-cap board size was 9.7 and the percentage of independent directors 80%.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Letter to Swift Transportation Shareholders
May 2016
Page 3

Moyes' Pledging Exposing Investors to Significant Financial Risk and Conflict of Interest Risk

The story of Swift Transportation over the past few years reads as a cautionary tale about risks of stock pledging. As *The Wall Street Journal* reported in January, Swift's dismal stock performance in 2015 triggered several margin calls, forcing Moyes to pledge additional stock, which the board accommodated by amending its Securities Trading Policy. In June 2015, the board delayed its timeline for reducing its margin pledge limit from 15% to 10% by six months at Moyes' request; in October, the policy was further amended to give Moyes through the end of 2016 to meet the 10% limit; and then in December, the board went further and waived the 15% limit giving him until the end of 2016 to bring his margin pledges below 15%. By reversing course, it is clear that the board has failed to get a handle on Moyes' pledging or the potential risks his personal finances hold for shareholders.

By the same token, the situation throws open the question about the board's decision to initiate Swift's first ever share buyback program, under which the company spent $100 million between November and January. In February, it announced plans to spend an additional $150 million through 2016. Regardless of the long-term merits of the program, any short-term boost in stock price following these buybacks is likely to provide significant margin relief for Moyes, particularly considering the company's significant short-interest (~28% of the public float). Given not only our board's dependence on Moyes for re-election, but also the long-standing relationship between Chairman Dozer and Moyes, Swift's share repurchase activity warrants skepticism.

Swift Governance Reform Necessary

The board's failure to rein in Moyes' pledging before the financial risks became manifest and the continuing inadequacy of the existing margin pledging policy spotlight significant deficiencies within the company's governance structure and the material risks created by having a board captive to a dual-class voting structure. Recruiting new, independent board members, eliminating the dual class structure, and adopting a far more comprehensive and rigorous pledging policy are essential if shareholder interests are to be protected from the complex and opaque finances of Moyes.

For more information, please contact Carin Zelenko, Teamsters Capital Strategies at: (202) 624-6899 or by email at: czelenko@teamster.org.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

[The following tweets from the International Brotherhood of Teamsters link to the letter printed above]

@Teamsters Call 4 Vote Against @SwiftTransport Directors; FOR prop to end CEO control http://bit.ly/1VKehQ0 ; Mtg 5/24 $SWFT; #corpgov; #1u

Shrhldrs Call 4 Vote Against Directors; FOR end to CEO's super voting stock http://bit.ly/1VKehQ0 ; #corpgov; $SWFTShrhldrs Call 4 Vote Against Directors; FOR end to CEO's super voting stock http://bit.ly/1VKehQ0 ; #corpgov; $SWFT

@SwiftTransport excessive pledging led 2 material financial risk. Vote FOR #4; AGAINST dirctrs http://bit.ly/1VKehQ0 #corpgov $SWFT 5/24